OXFORD RESOURCE PARTNERS, LP
41 South High Street, Suite 3450
Columbus, OH 43215
(614) 643-0321
July 8, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Oxford Resource Partners, LP Amendment No. 6 to Registration Statement on Form S-1 File No. 333-165662 Filed July 2, 2010
Ladies and Gentlemen:
     Set forth below are the responses of Oxford Resource Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 8, 2010 with respect to Amendment No. 6 (“Amendment No. 6”) to the Partnership’s Registration Statement on Form S-1, File No. 333-165662 (the “Registration Statement”), filed with the Commission on July 2, 2010.
     For your convenience, each response is prefaced by the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 6, unless otherwise indicated.
1.	Please confirm that the amendment to the long-term coal sales contract disclosed on page 59 of Amendment No. 6 has no impact on any contracts previously filed as exhibits to the Registration Statement.
Response: We confirm that the amendment to the long-term coal sales contract has no impact on any contracts previously filed as exhibits to the Registration Statement.

Securities and Exchange Commission July 8, 2010 Page 2

2.	Please confirm that the amendment to the long-term coal sales contract disclosed on page 59 of Amendment No. 6 has no impact on your pending confidential treatment request.
Response: We confirm that the amendment to the long-term coal sales contract has no impact on our pending confidential treatment request.
3.	Please explain briefly why the amendment to the long-term coal sales contract disclosed on page 59 of Amendment No. 6 does not need to be filed as an exhibit to the Registration Statement.
Response: After careful consideration, we determined that the long-term coal sales contract does not meet the materiality requirements set forth in Item 601(b)(10) of Regulation S-K. The amendment, and the underlying contract, were entered into in the ordinary course of business. In addition, based on the quantity of coal to be sold under the terms of the contract, our business is not substantially dependent on the contract.

Securities and Exchange Commission July 8, 2010 Page 3

     Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410, Brett Braden at (713) 546-7412 or Larry Murphy at (713) 546-7470.

Very truly yours, OXFORD RESOURCE PARTNERS, LP
By:	Oxford Resources GP, LLC,
its General Partner

By:	/s/ Jeffrey M. Gutman
Jeffrey M. Gutman
Senior Vice President, Chief Financial Officer and Treasurer

cc:	William N. Finnegan IV, Esq. (By Email) Latham & Watkins LLP 717 Texas Avenue Suite 1600 Houston, TX 77002 Bill.Finnegan@lw.com

Brett E. Braden, Esq. (By Email) Latham & Watkins LLP 717 Texas Avenue Suite 1600 Houston, TX 77002 Brett.Braden@lw.com

Larry E. Murphy, Esq. (By Email) Latham & Watkins LLP 717 Texas Avenue Suite 1600 Houston, TX 77002 Larry.Murphy@lw.com